Exhibit 99.1

AMTD International Acquires Majority Stake in AMTD Digital, Integrating IDEA’s “I” and

“D” to Enter into the Metaverse

NEW YORK & HONG KONG & SINGAPORE—(BUSINESS WIRE)—AMTD International Inc. (“AMTD International” or the “Company” or “AMTD IDEA Group”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”) and a leading comprehensive financial services focused conglomerate headquartered in Hong Kong, today announced that it has entered into share purchase agreements (the “Share Purchase Agreements”) with certain shareholders of AMTD Digital Inc. (“AMTD Digital”), including certain strategic investors, institutional shareholders, and AMTD Group.

Under the terms and conditions of the Share Purchase Agreements, AMTD International will acquire a majority stake in AMTD Digital. With the acquisition, AMTD International will encompass a comprehensive suite of financial services infrastructure and licences; a one-stop digital solutions’ platform in Asia with global reach, spanning digital media, contents and marketing, including L’Officiel Inc SAS being a global fashion media group, and digital ecosystems comprising of an extensive network of ecosystem members and alliance partners, all of them working closely and / or in partnership with AMTD Group to enter into the Metaverse and deliver our comprehensive one-stop solutions to encompass financial services, digital tools and channels, art, culture and entertainment areas etc.

AMTD Digital, currently a subsidiary of AMTD Group, is a comprehensive one-stop digital solutions platform in Asia. The Company currently owns 14.4% of the issued and outstanding shares in AMTD Digital. Pursuant to the Share Purchase Agreements, the Company will purchase a total of 31,732,000 Class A ordinary shares and 24,202,000 Class B ordinary shares of AMTD Digital from certain strategic and institutional shareholders of AMTD Digital, as well as from AMTD Group, certain affiliates of AMTD Group and an affiliate of Dr. Calvin Choi, Chairman of AMTD Group, priced at US$17.75 per AMTD Digital share, representing a company valuation of AMTD Digital at US$1.2 billion. The total consideration represents 67,200,330 newly issued Class A ordinary shares and 51,253,702 newly issued Class B ordinary shares of the Company, priced at US$8.38 per AMTD International share, representing a pro-forma company valuation of AMTD International with enlarged shares at approximately US$2.64 billion. Upon the completion of the transactions under the Share Purchase Agreements, the Company will own 97.1% of the issued and outstanding shares, and 99.9% of the total voting power in AMTD Digital.

The transactions tabled under the Share Purchase Agreements are subject to certain closing conditions and are expected to close in early 2022, at which time AMTD Digital will become a consolidated subsidiary of the Company. Upon the completion of the transactions, Dr. Timothy Tong, Chairman of the Board of Directors of AMTD Digital, will continue to serve as the Chairman for AMTD Digital, as a subsidiary of AMTD IDEA Group. In addition, Dr. Tong will join the Company’s Board of Directors as an independent director.

The Company’s Board of Directors comprising of a majority of independent directors and Audit Committee consisting solely of independent and non-conflicted directors approved the Share Purchase Agreements and the transactions put forward.

Mr. Cai Wensheng, Founder of Longling Capital, a shareholder of AMTD International, said, “I am so thrilled to witness the successful launch of the most comprehensive AMTD IDEA Group comprising of AMTD International, AMTD Digital plus L’Officiel global. AMTD IDEA embraces financial services, digital transformation, media and cultural, all bonded together as a seamless one stop service platform. In my opinion, Web 3.0 represents a critical juncture in human development, which offers borderless opportunities beyond any boundaries for those who are well prepared for such tremendous moments!”

Mr. Wei Zhe, Chairman and Founding Partner of Vision Knight Capital, a shareholder of AMTD International, added, “I am very pleased that Vision Knight Fund has participated in the growth of AMTD International at all stages, from its listing in the United States two years ago to the subsequent dual listing in Singapore, to today’s acquisition of AMTD Digital and L’Officiel, a leading global fashion media group. The new AMTD IDEA Group has morphed into a one-stop platform including financial institution license, digital tools and art culture.”

Dr. Feridun Hamdullahpur, Chairman of the Board of Directors of the Company, commented, “This important and strategic acquisition of AMTD Digital will significantly elevate the comprehensive business and investment platform capability of the entire AMTD family. This will further demonstrate that the newly consolidated AMTD IDEA Group’s strengths and influence, and AMTD IDEA will be much greater than the sum of AMTD International, AMTD Digital and L’Officiel Inc SAS. This is an exciting moment for the AMTD Family.”

Dr. Timothy Tong, Chairman of the Board of Directors of AMTD Digital, commented, “This acquisition by AMTD International, which is listed on both the NYSE and SGX, will create synergistic opportunities under a broader umbrella and result in enhanced values for all stakeholders involved in the transaction.”

Mr. William Fung, Chief Executive Officer of the Company, commented, “Since the listing of AMTD International on the NYSE in August 2019, we have seen the world greatly impacted by the still on-going pandemic and the global financial markets coming under immense pressure. Changes and adaptation are implemented to the way we conduct business and manage operations, which are crucial to maintaining a sustainable business under the ‘new normal.’ More importantly, digital innovation and transformation are becoming a necessity. The growth and application of FinTech are leading to many new business opportunities. The birth of AMTD IDEA Group by combining the already established AMTD International’s financial services capabilities and network, with AMTD Digital’s future-shaping ideas and tools is the natural next progressive phase, as we strive to continue to innovate and provide enhanced solutions to the ever-evolving needs of our clients. I am proud and committed to working seamlessly and collaboratively with the enlarged management team of AMTD IDEA Group to deliver the best operational and financial results to the Board, our shareholders and our staff, as well as the best-in-class innovative services to our clients and business partners.”

Mr. Mark Lo, Chief Executive Officer of AMTD Digital, commented, “We believe the acquisition is a highly strategic one and has served as another major milestone for AMTD, which creates significant value to both our company and relevant stakeholders, and establishes our most solid foundation to enter and navigate successfully in the Metaverse!”

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

AMTD IR office (ir@amtdinc.com)

AMTD International Inc.

+852 3163-3389

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